October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Request for Withdrawal of Amprius Technologies, Inc.

Registration Statement on Form S-4

File No. 333-272466

Ladies and Gentlemen:

On behalf of Amprius Technologies, Inc., a Delaware corporation (the “Company”), the undersigned hereby requests that the Registration Statement on Form S-4 (File No. 333-272466), initially filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2023, including all the exhibits thereto, as amended on June 21, 2023, and declared effective on June 26, 2023 (the “Registration Statement”) be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) to be issued in connection with the Agreement and Plan of Merger and Reorganization, dated as of May 9, 2023 (the “Merger Agreement”), by and among the Company, Amprius, Inc. (“Holdco”), Combine Merger Sub, Inc. and Combine Merger Sub, LLC, pursuant to which, among other things, the Shares would be issued and exchanged for shares of common stock of Holdco. On October 21, 2023, as previously reported on a Current Report on Form 8-K filed by the Company with the Commission on October 23, 2023, the Company and Holdco terminated the Merger Agreement. Consequently, the Company will not proceed with the issuance and sale of the Shares as contemplated by the Merger Agreement, and the Registration Statement is no longer required.

No securities have been issued or sold pursuant to the Registration Statement. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

[Signature page follows]

Securities and Exchange Commission

October 27, 2023

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin D. March at (512) 338-5410.

Sincerely,
AMPRIUS TECHNOLOGIES, INC.

/s/ Sandra Wallach
Sandra Wallach Chief Financial Officer

cc:	Michael J. Danaher, Mark B. Baudler, and Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.